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EXHIBIT (A)(5)(G)

                                                                   April 1, 2002


         Toronto, Ontario - KINROSS GOLD CORPORATION ("KINROSS"; TSE-K; AMEX-KGC) and KINAM GOLD, INC. ("KINAM"; AMEX-KGC^B) announced today that an aggregate of 652,992 shares of Kinam's $3.75 Series B Convertible Preferred Shares were tendered into Kinross' cash tender offer which expired March 28, 2002. The tender offer by Kinross was to acquire the $3.75 Series B Convertible Preferred Shares of Kinam that Kinross did not previously own for a price of $16.00 per share. Kinross has accepted all shares that were tendered, giving it ownership of 86.9% of the issued and outstanding Kinam Preferred Shares. Kinross has transferred the money for the shares that were accepted to Alpine Fiduciary Services, Inc., the depositary for the tender offer, which will disperse the funds to the shareholders during the week of April 1, 2002.

         In order to accommodate those holders of Kinam $3.75 Series B Convertible Preferred Shares who were not able to tender their shares prior to the expiration date for any reason, Kinross is providing a subsequent offering period that will extend through 5:00 p.m. Eastern Time on April 4, 2002. Holders who did not participate during the initial offering period can tender their shares by complying with the delivery instructions set forth in the Offer to Purchase and Transmittal Letter previously provided to shareholders. All tenders must be received by Alpine Fiduciary Services, Inc. before the expiration of the subsequent offering period at 5:00 p. m. Eastern Time on April 4, 2002. There will be no withdrawal rights during the subsequent offering period and all shares tendered will be immediately accepted by Kinross. Kinross will pay $16.00 per share for all shares properly tendered during the subsequent offering period. Holders who properly tendered their shares during the initial offering period do not need to take any further action. Holders seeking additional information on how to tender their shares or any other aspect of the subsequent offering period should contact the Information Agent, Georgeson Shareholder Communications, Inc., at (800) 223-2064.

For additional information e-mail INFO@KINROSS.COM or contact:



/s/ Gordon A. McCreary
---------------------------
Gordon A. McCreary
Vice President Investor Relations and Corporate Development
Kinross Gold Corporation
(416) 365-5132






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